INVEST IN UPTOWN NETWORK

Bring-Your-Own-Menu (BYOM™): Accelerating Restaurant Revenue Recovery



UPTOWN
NETWORK
SHARE YOUR PASSION
Enjoy a new type of hospitality technology and experience

uptownnetwork.com Naples FL

Food | Software | Technology | Social Impact | Food Tech

LEAD INVESTOR

James clifford Lathrop

Restaurants were impacted irreparably during the pandemic which impacts so many people who depend on these jobs. Uptown Network is going to change the face of consumer interaction in restaurants while saving the planet. During these unprecedented times, it's important that innovation and technology help carve a better path for our future. Uptown Networks will help restaurants to shore up their revenues and increase them while improving the customer experience.

Invested $15,000 this round

Learn about Lead Investors

Highlights

1. Over 3,000,000 users saving 22M+ paper menus since May launch, eliminating ≈ $8M in printing costs.
2. Clients incl. Hilton®, Marriott, Hershey Entertainment, Hard Rock, & more.
3. Rare opportunity: Wefunder investors get the same terms via which accredited investors have already invested over $1M.
4. Proven startup entrepreneurs with exits to companies such as IBM, Computer Associates, IPO (NASDAQ: NTRT).
5. 28% Growth in MRR while serving an industry highly impacted by the pandemic.
6. As seen on Bloomberg, CNBC, and Yahoo!
7. AR Gifting of food & beverage turns menus from expense items into profit generators (Uptown Gifts, Dec. 2020).
8. Social share feature - Menus viewed in all 50 states and 70+ countries, embeds menus into websites and social channels.

Our Team



Jack Serfass CEO / Co-founder at Uptown Network

Lifelong foodie. Technologist. Product inventor. Entrepreneur & founder of four



companies. Bowstreet (acquired by IBM), Preferred Systems (acquired by CA), Early board member Nielsen / Netratings (NASDAQ:NTRT), previous restaurant owner. 2 Patents.

We owned a restaurant for 8 years and originally wrote our software for our restaurant as we could see a firsthand need.



Nadine Serfass EVP / Co-founder at Uptown Network

Successfully built relationships at Uptown Network earning Master Service Agreements with Walt Disney Parks and Resorts, Disney Cruise Line, Darden Restaurants, and others. Inventor. Contributor to two product patents at the company.



Phil Turner VP / Co-founder at Uptown Network

Pioneer on the Apple App Store. Leads Uptown Network's IP Protection Strategy. Broad experience in iOS, web and cloud services development. Deep experience in cybersecurity.

SEE MORE

Our Story



We're Changing the Way the World Uses Menus

At Uptown, we consider the entire food and beverage industry our family, and we've identified several ways in which **we can help restaurants not only recover, but thrive.** Using our patented, proprietary menu platform, we turn menus from unsanitary, unsustainable expenses, to clean, environmentally friendly, revenue-generating marvels that unite your brand, social media strategy, loyalty program, and more



BYOM — Bring Your Own Menu ™

Patented interactive method and system for menu viewing and ordering



BYOM for Hotels

Electronic check-in, Spa, and more



Uptown Gifts

Patented VR gift giving; right from your menu



Restaurants are Desperate for New Sources of Revenue

The restaurant industry is suffering, with **over half a million restaurants in**

economic free-fall. We've identified several pain points and have built Uptown around not only resolving these, but turning them into revenue-generating prospects to help restaurants not only survive this pandemic—but thrive

Problem	Solution
More than **500,000** Restaurants are in an economic free-fall.*	**Uptown Network®** Moves menus from a cost center to a profit center, increasing revenue, guest frequency and loyalty Restaurants can be shut down or at a reduced capacity and still generate revenue.

** The National Restaurant Association*

Rare Investment Opportunity

In a rare move, we **decided to offer our Wefunder investors the same valuation terms via which accredited investors have invested $1,000,000+.** We're also offering a 50% warrant coverage—meaning that if the company is acquired or raises a round at a higher price, investors in this round have the right to invest 50% of their original investment at this lower valuation. Our key investor perks include:

Our Wefunder investors get...

- The **same valuation** given to our accredited investors ($1,000,000 invested)
- **50%** warrant coverage
- A special **promo code** to help your favorite restaurant (with $500+ investment)

Over 3 Million Worldwide Users

We've already established incredible traction, with our number of live locations and worldwide users increasing exponentially, and our Monthly Recurring Revenue has grown by an astonishing 28%.

3,000,000+ users	**200+** live locations

Menus viewed in **all 50** states and **70+** countries

28% growth in MRR

You May Have Heard of Some of Our Clients...

We're only as good as the company we keep. Well, our crowd speaks for itself: from the world's largest hotel chains to the most intimate of wine bars—it's clear our services have the potential to benefit any food or beverage business of any size, anywhere in the world.

Key Patents, Trademarks, and IP

Multiple patents and trademarks highlight the unique potential of our innovative platform and its unique role in this fast-growing market.



Over $9 Million Invested to Create a Platform for Profitability & Successful Exit
Intellectual Property Growth Accelerating
iPad Menus - Version 1
Business Solution Provider
Darden Integration
Virtual Wine Lockers
iPhone Manager App
1st Patent Awarded
1st Trademark Awarded
Restaurant Moments Photo App
UPTOWNGIFTS
BYOM
2nd Trademark Awarded
iPad Menus - Version 8
2013
2015
2017
2019
2021
THE CAPITAL GRILLE
DARDEN MSA
Restaurant Inventory
2nd Patent Awarded
TITAN HOSPITALITY GROUP MSA
Customer Growth Accelerating
2020: Over 200 live locations, used by over 2 million restaurant guests

Our secured patents include:

- [#10,127,585: "Interactive method and system for ordering and marketing wine and other products."]
- [#10,515,397: "System and method for facilitating virtual gift giving."]

Multiple Revenue-Driving Verticals

Uptown is so much more than a digital menu company. We're a leader in the virtualization of hospitality. Our digital menus lay the foundation, but add-ons like virtual meal gifting, iPad menus, electronic hotel check-ins, and virtual wine lockers make the Uptown experience unique and unforgettable.

Customers can choose two options of **BYOM**™:

Self-Service	Enterprise		
$99	$499		
Interactive digital menu on iPad or smartphones. Hundreds of design templates, "infinite" design options. Printable QR Code asset bundle. Access to 100,000+ tasting notes and images.	All Self-Service features, plus full support and access to **Add-Ons**:		
	Uptown Gifts®	Virtual Wine Lockers*	Mobile Device Management
	15% **transaction fee**	$299	$100
	Disruption to gift card market. Digital and Augmented Reality gifting platform.	Virtual wine locker program and social media for wine lovers. *requires iPads	Wine list or full menu on iPad devices. Devices must be purchased from Uptown Network®.

All prices are per month, per location.

The Pandemic Couldn't Slow Our Growth

In the face of the economic slowdown, we've successfully pivoted our product and customer base, increased revenue, and reduced operating expenses...all without sacrificing quality or innovation. With new services, market segments, and global expansion, our post-pandemic pipeline shows massive potential



New
BYOM™
Self-Service
Enterprise - Phones Only
Enterprise - Phones + Tablets
New Vertical - Hotels
Uptown Gifts®
HOULIHAN'S
DARLING
FESTIVAL
Over 100 new locations
2 Locations
THE BLACKWALL
smashing grapes
Annapolis & Gambrills
Bowleys
BETTER THAN SEX
Los Angeles
WALDORF ASTORIA ORLANDO
Hilton HONORS
Spa
zeta ASIA
Lost
SĒR STEAK + SPIRITS
SIXTY VINES
3 Locations
THE KEEPER

jobs. Uptown Network is going to change the face of consumer interaction in restaurants while saving the planet. During these unprecedented times, it's important that innovation and technology help carve a better path for our future. Uptown Networks will help restaurants to shore up their revenues and increase them while improving the customer experience.

Invested $15,000 this round

Learn about Lead Investors

Forging a Greener Future

Paper menus are unsustainable. They require intense resources to produce, only to end up in landfills as restaurants update their menu. To date, we've saved more than 30 million paper menus from landfills, and we estimate that we can save a billion by 2023

Saved
30 million +
paper menus from landfills...

1 billion +
paper menus saved from landfills by 2023...

A Team Recipe for Success

Combining extensive knowledge of the industry with savvy business development expertise, our software entrepreneurs boast successful exits with IBM and more. From our team of talented coders to established relationships with major brands—we have what it takes to help this entire industry thrive.

Software entrepreneurs with profitable exits to companies such as: IBM, Computer Associates, IPO (NASDAQ: NTRT)

Extensive front-of-house, back-of-house, and restaurant ownership experience

Successful business development expertise including relationships with Apple, Disney, Benihana, and Darden

Incredibly talented coders across multiple platforms and security protocols

People Are Talking...

Uptown is creating major buzz in the media and across social channels: we've been featured in Yahoo!, Bloomberg, CNBC, and many, many more, and our growing social media presence adds key reach to our marketing arsenal.

BYOM™ As Seen On

Social Media Presence

17,000+	40,000+	22,000+
Instagram followers	Twitter followers	Linkedin connections*

*most connections are in the hospitality industry

Huge Market Potential

We've identified a million restaurants in the US alone, that could benefit from Uptown. Our gift card TAM is $160 million, and our BYOM™ Hotels TAM is $378 million. These numbers will increase explosively as the pandemic recedes and travel and dining resumes—with an unprecedented customer appetite

Restaurants	Gift Cards	BYOM™ Hotels
1 Million U.S. Restaurants	2017 — **$314 Billion** 2026 — **$750 Billion** est[1] Largest Segment — Restaurants: **34.8%**[2]	Electronic Check-In Package **79,000+** U.S. Hotels[3]
>$1 Billion ARR	**$160.6 Billion** Total Addressable Market Opportunity with **10.1% CAGR**[1]	**$378 Million** Total Addressable Market Opportunity

1. Source: Credence Research 2. Source: Gartner 3. Source: IBISWorld

What's Next?

Our growth has accelerated so rapidly that we're already looking ahead to the possibility of an IPO or acquisition. In either of these eventualities, our pre-IPO investors will see the largest ROI.

Exit Strategies - IPO or Acquisition

Large number of potential acquirers

- Multi-billion dollar gift and credit card companies
- Major hospitality brands

Multi-billion dollar POS companies

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